SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 4)
KOMAG, INCORPORATED
(Name of Subject Company)
KOMAG, INCORPORATED
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)

500453204
(CUSIP Number of Class of Securities)

Timothy D. Harris
Director and Chief Executive Officer
Komag, Incorporated
1710 Automation Parkway
San Jose, CA 95131
(408) 576-2000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:

Larry W. Sonsini, Esq. Page Mailliard, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Jason P. Sebring, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market, Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2007, as amended from time to time (as previously filed with the SEC, collectively, the “Schedule 14D-9”), by Komag, Incorporated., a Delaware corporation (the “Company”), relating to the tender offer made by State M Corporation, a Delaware corporation (“Offeror”), and wholly-owned subsidiary of Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and wholly-owned subsidiary of Western Digital Corporation, a Delaware corporation (“Parent”), as set forth in a Tender Offer Statement on Schedule TO filed by Offeror, WDTI and Parent, dated July 11, 2007, as amended from time to time (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock of the Company at a price of $32.25 net per share in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 11, 2007, as amended, and in the related Letter of Transmittal (the “Offer”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment is being filed to reflect the extension of the Offer until 7:00 a.m., New York City time, on Wednesday, September 5, 2007. As previously announced, the Offer and the related merger transaction are expected to be completed in the third calendar quarter of 2007.
Item 8.   Additional Information.
(a)     The second sentence of the second paragraph of the subsection of Item 8 captioned “Antitrust; China” on page 20 of the Schedule 14D-9 is hereby amended and restated as follows:
     “The required notifications of Parent were accepted for filing by SAIC on July 12, 2007 and by MOFCOM on July 25, 2007. The required waiting period will expire on the close of business, Beijing time, on Wednesday, September 5, 2007, unless extended by the Chinese authorities.”
(b)     Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following section:
     "Extension of Tender Offer.
     On August 2, 2007, Parent announced that Offeror has extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 7:00 a.m., New York City time, on Wednesday, September 5, 2007. The Offer was previously set to expire at 12:00 midnight, New York City time, on August 7, 2007. Parent also announced that as of 5:00 p.m., New York City time, on Thursday, August 2, 2007, an aggregate of approximately 2.6 million shares had been tendered into, and not withdrawn from, the Offer.”

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOMAG, INCORPORATED
/s/ Timothy D. Harris
Dated: August 2, 2007	Timothy D. Harris
Chief Executive Officer

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